UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Red Rock Resorts, Inc.

2. Name of person relying on exemption: CalSTRS Investments

3. Address of person relying on exemption: 100 Waterfront Place, MS 04, West Sacramento, CA 95605-2807

4. Written Materials: Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

California State Teachers’

Retirement System

Sustainable Investment and Stewardship Strategies

100 Waterfront Place

West Sacramento, CA 95605-2807

May 28, 2024

Dear Shareowner:

We are writing to you as fellow investors in Red Rock Resorts (the “Company”) to notify you that CalSTRS will be voting against the re-election of the following directors at the Company’s annual meeting on May 30, 2024: Frank J. Fertitta III, Lorenzo J. Fertitta, Robert A. Cashell Jr, Robert E. Lewis, and James E. Nave.

CalSTRS is a significant, long-term shareowner in the Company and has decided to vote against these five directors given the following governance concerns at the Company:

Insufficient board diversity

-	Consistent with CalSTRS’ Corporate Governance Principles, we believe that board diversity can lead to better decision making, reduced risk, improved corporate governance and ultimately enhances the long-term performance and sustainability of the companies in our portfolio.
-	Board composition related to diversity should be considered by the board and the nominating committee. When considering board diversity in the director nomination process, the board should consider attributes such as skills, background, experience, perspective, gender, age, sexual orientation, gender identity, cultural, racial and ethnic compositions and historically underrepresented groups, that are most appropriate to the company’s long-term needs.
-	The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never been higher…Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.… [D]irectors are recognizing that board composition should support and reflect the strategic needs of the organization.”[1]
-	PwC’s 2023 Annual Corporate Directors Survey noted that 93% of Directors surveyed agreed that board diversity brought unique perspectives to the boardroom and 82% agreed that it enhanced board performance.[2]
-	The Board of Red Rock Resorts has failed to recruit board members with requisite skills and qualifications who are gender-, racially or ethnically-diverse.

[1] https://www.nacdonline.org/all-governance/governance-resources/governance-research/outlook-and-challenges/2019-governance-outlook-projections-emerging-board-matters/

[2] https://www.pwc.com/us/en/services/governance-insights-center/library/assets/pwc-gic-acds-2023.pdf

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the Red Rock Resorts 2024 annual shareholders’ meeting.

5/28/2024

Lack of independence

-	It is our belief that the board should be comprised of at least two-thirds of independent directors who do not have a material or affiliated relationship with the company, its chairperson, CEO or any other executive officers.
-	At Red Rock Resorts, board independence is less than two thirds. Thus, CalSTRS holds the entire board accountable.

Multi class capital structure

-	CalSTRS supports the one-share, one-vote principle. CalSTRS does not support voting structures in which voting rights are not aligned with economic interests.
-	CalSTRS holds the entire board accountable where there is a multi-class share structure and unequal voting rights if the company does not provide a reasonable sunset date.

No majority vote standard for director elections

-	We are in alignment with the belief that companies should implement a majority vote standard for director elections.

Lack of independent board chair

-	In 2020, more than half of S&P 500 boards (55 percent) split the chair and CEO roles, compared with 53 percent in 2019 and 40 percent in 2010.[1]
-	More companies are splitting the roles of CEO and Chair following governance crises or shareholder pressure.[2]
-	Companies are taking these actions to maximize management accountability and the independence of the board. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board. A board chaired by an independent director can avoid potential conflicts that occur with management oversight.

We believe that directors should be held accountable for lagging governance policies and practices. We encourage you to vote AGAINST the re-election of these five board members.

Please feel free to contact Rekha Vaitla, Investment Officer, CalSTRS, at revaitla@calstrs.com with any questions or concerns.

[1] https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

[2] https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the Red Rock Resorts 2024 annual shareholders’ meeting.